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TO: ALL SABRE EMPLOYEES
FROM: BILL HANNIGAN
DATE: TUESDAY, AUGUST 29, 2000
RE: RESPONSE TO THIS WEEK'S ANNOUNCEMENTS


Whenever a corporation announces it plans to acquire a new company and implement a cost-cutting initiative, the media is sure to come calling. That was most certainly the case yesterday.

Many articles and broadcasts appeared locally as well as nationally yesterday and today. Most of the coverage was correct, much of it was balanced and some was not. I'd like to take just a few minutes to share what kind of media coverage we received, and how the business community perceives our announcements.

First, the overall response to the acquisition of GetThere has been positive and, for the most part, accurate. Business analysts believe our strategy to acquire GetThere is a good move. Here's just a small sample of what I've seen:

       - An analyst at J.P. Morgan Securities in New York is quoted as saying, "By buying GetThere.com, they really put themselves in a position to win new customers."
       - Another business analyst from ABN Amro in Chicago said he sees the decision to buy GetThere as positive for Sabre's future growth and that the "acquisition makes Sabre the industry leader in two important growth businesses in the travel industry."

We also had some good coverage of our strategy to redefine our market focus on key growth areas. Analysts "applauded the strategy," according to the Fort Worth Star-Telegram, and one analyst was quoted in the Dallas Morning News as saying he believes Sabre is being "more aggressive in reacting to the marketplace." Another analyst from Merrill Lynch said, "This is a good new strategy for them."

Of course, not all media coverage is so positive. In fact, some of it is downright inaccurate - one media outlet reported Sabre just purchased Preview Travel! In today's fast-paced, 24-hour a day media circus, there is bound to be mistakes made.

The local media focused primarily on the cost-cutting announcement. Some of this was accurate, some not. But, key points that I want to make sure are communicated are:

- The company-wide cost cutting initiative will be achieved through a combination of attrition, layoffs and the reduction of contractors across all of our organizations, primarily in the United States.
- Most of the layoffs will be done at once, and the process will be done as quickly and as carefully as possible.

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-  Of the 1200, about half will be layoffs.  The rest will be through attrition, some of which has already taken place.
- When this does occur, we will be doing all we can to help people find positions. We are contracting with an Outplacement firm, which will offer job-counseling services. Other benefits will also be available to help ease the transition.

Suffice it to say, you will be able to read accurate information regarding the announcements made yesterday, right here on the Source. We are committed to providing you with the most up-to-date and accurate information possible.

Yesterday's announcements will stay on the Source through the remainder of the week. In addition, points from yesterday's video message are also being posted. I hope most of you were able to view that video clip - I understand we had a bandwidth problem that made it too difficult to view, but have since made it available on multiple servers.

I know a lot of you still have questions, however, not all the answers are available today. But, I can tell you that we will be getting more details to you as quickly as possible. I know we have some challenges ahead of us, but I'm counting on you to stay as focused as possible. Growth is rarely easy. But, if we are serious about making Sabre the best it can be, we have to make the tough decisions that will help move us forward as an industry leader.

Sincerely,
Bill